Filed by The Air Water Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Athena Technology Acquisition Corp II.

Commission File No.: 001-41144

Set forth below is a communication made available to the shareholders of Air Water Ventures Ltd. (previously known as Eshara Water) (“AWC”) on April 24, 2023 relating to the proposed business combination between Athena Technology Acquisition Corp. II and AWC.

EMAIL ANNOUNCEMENT

Dear Shareholders,

I would again like to thank you for your investment in Air Water Ventures Ltd. (formerly Eshara Water), and the continued trust you have placed in our team. As you may have seen, on Thursday, April 20, 2023, we announced that we have entered into a definitive agreement to merge with Athena Technology Acquisition Corp. II (NYSE: ATEK), a special purpose acquisition company, or SPAC, in a move that we believe will enable us to accelerate our growth and put us on a path to being a publicly listed company. Once the transaction is completed, the new entity will be called “The Air Water Company” and is expected to list on NYSE under the symbol “AWC”.

Our team is extremely excited about the opportunity this presents for our company. Most notably, this merger is expected to result in an infusion of capital that will create significant opportunities to drive growth in our business, both in the UAE and across new markets. We expect to be able to invest in our manufacturing capability, product portfolio, R&D and launch into new markets.

We owe a debt of gratitude to you, as your trust and investment in us played an important part in getting to this point. Our team will be working diligently over the next couple of months to clear the standard regulatory hurdles to transition to being listed as a public company. Between now and then we are limited in what we can share by SEC regulations. Please find below links to the publicly available information:

Press release

Investor Presentation

8-K

Regards,

Alex

Important Information for Investors and Stockholders

In connection with the contemplated merger (the “Potential Business Combination”), Athena Technology Acquisition Corp II (the “SPAC”), Air Water Ventures (“AWV”) and The Air Water Company (“PubCo”) are expected to prepare a registration statement on Form F-4 (the “Registration Statement”) to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by PubCo, which will include preliminary and definitive proxy statements to be distributed to SPAC’s shareholders in connection with SPAC’s solicitation for proxies for the vote by SPAC’s shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to AWV’s shareholder in connection with the completion of the Potential Business Combination. After the Registration Statement has been filed and declared effective, SPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Potential Business Combination. SPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with SPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about SPAC, AWV, PubCo and the Potential Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by SPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Athena Technology Acquisition Corp. II, Attn: Isabelle Freidheim, 442 5th Avenue, New York, NY.

This communication is not a substitute for the Registration Statement or for any other document that SPAC and/or PubCo may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by SPAC through the website maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

SPAC, AWV and PubCo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding SPAC’s directors and executive officers in SPAC’s filings with the SEC, including SPAC’s Annual Report on Form 10-K, and amendments thereto, as filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of SPAC’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication and any oral statements made in connection with this communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or an exemption therefrom.

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements, within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Potential Business Combination and the projected future financial and operational performance of PubCo following the Potential Business Combination; (3) the sources and uses of cash of the Potential Business Combination; (4) the anticipated capitalization and enterprise value of PubCo following the consummation of the Potential Business Combination; (5) statements regarding PubCo’s operations following the Potential Business Combination; (6) the amount of redemption requests made by SPAC’s public shareholders; (7) current and future potential commercial relationships; (8) the ability of PubCo to issue equity or equity-linked securities in the future; and (9) expectations related to the terms and timing of the Potential Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of PubCo’s, SPAC’s and AWV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of PubCo. These forward-looking statements are subject to a number of risks and uncertainties. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither PubCo, SPAC nor AWV presently know or that PubCo, SPAC and AWV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PubCo’s, SPAC’s and AWV’s expectations, plans or forecasts of future events and views as of the date of this communication. PubCo, SPAC and AWV anticipate that subsequent events and developments will cause PubCo’s, SPAC’s and AWV’s assessments to change. However, while PubCo, SPAC and AWV may elect to update these forward-looking statements at some point in the future, PubCo, SPAC and AWV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing PubCo’s, SPAC’s and AWV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.